SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___)*

NUVEI CORPORATION
(Name of Issuer)

Subordinate Voting Shares, no par value
(Title of Class of Securities)

67079A102
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67079A102

1	NAMES OF REPORTING PERSONS
NOVACAP MANAGEMENT INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
30,555,132[1]

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
30,555,132[1]

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,555,132[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
21.4%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Represents 30,555,132 Multiple Voting Shares (as defined below) which are currently convertible into an equal number of Subordinate Voting Shares (as defined below). See Item 4(a) below.
(2) See Item 4(b) below.

Item 1(a).	Name of Issuer:

Nuvei Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

1100 René-Lévesque Boulevard West, Suite 900 Montreal, Québec, Canada H3B 4N4

Item 2(a).	Name of Person Filing:

Novacap Management Inc.

Item 2(b).	Address or principal business office or, if none, residence:

3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada

Item 2(c).	Citizenship:

Canada

Item 2(d).	Title of class of securities:

Subordinate Voting Share, no par value

Item 2(e).	CUSIP No.:

The CUSIP number of the Subordinate Voting Shares is 67079A102.

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned: 30,555,132 as of December 31, 2021

Novacap Management Inc. is the general partner of each of the funds listed below (the “Novacap Funds”) and, as such, has sole voting power over 30,555,132 multiple voting shares (each a “Multiple Voting Share”) of Nuvei Corporation (the “Issuer”) held by the Novacap Funds. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one subordinate voting share of the Issuer (each a “Subordinate Voting Share”). In providing the beneficial ownership information described herein, Novacap Management Inc. has assumed that all the Multiple Voting Shares it beneficially owns would be converted into Subordinate Voting Shares.

As of December 31, 2021, (i) 6,644,338 Multiple Voting Shares were held by Novacap TMT IV, L.P., (ii) 788,833 Multiple Voting Shares were held by Novacap International TMT IV, L.P., (iii) 102,776 Multiple Voting Shares were held by NVC TMT IV, L.P., (iv) 7,176,555 Multiple Voting Shares were held Novacap TMT V, L.P., (v) 5,198,687 Multiple Voting Shares were held by Novacap International TMT V, L.P., (vi) 325,865 Multiple Voting Shares were held by Novacap TMT V-A, L.P., (vii) 224,463 Multiple Voting Shares were held NVC TMT V, L.P., (viii) 6,465 Multiple Voting Shares were held by NVC TMT V-A, L.P., and (ix) 10,087,150 Multiple Voting Shares were held by Novacap TMT V Co-Investment (Nuvei), L.P.

(b)	Percent of class: 21.4%

This percentage is based on a denominator that is the sum of: (a) 66,886,233 Subordinate Voting Shares and (b) 76,064,619 Multiple Voting Shares issued and outstanding of the Issuer as of November 5, 2021, as reported in the Issuer’s Management’s Discussion and Analysis for the Three and Nine Months ended September 30, 2021 furnished on a report on Form 6-K filed with the U.S. Securities and Exchange Commission on November 9, 2021. In calculating the percentage, Novacap Management Inc. has assumed all the issued and outstanding Multiple Voting Shares would be converted into Subordinate Voting Shares.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 30,555,132

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 30,555,132

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 1 to this statement on Schedule 13G.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

NOVACAP MANAGEMENT INC.

	By:	/s/ Pascal Tremblay
Name: Pascal Tremblay
Title: President, CEO and Managing Partner, TMT